UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,591,733
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,591,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,591,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

_______________
* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 561,269
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 561,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

_______________
* This Series Two is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,339,594
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,339,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,153,002
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,153,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,339,594
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,339,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,492,596
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,492,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,492,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,492,596
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,492,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,492,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Effective with the election of Mr. Nader to the Issuer’s Board of Directors (the “Board”) at the Issuer’s annual meeting of stockholders held on May 27, 2016 (the “Annual Meeting”), Mr. Nader ceased to be a member of a Section 13(d) group with Series One, Series Two, VSO II, VIEX GP, VSO GP II, VIEX Capital and Mr. Singer and ceased to be a Reporting Person hereunder.

The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,591,733 Shares beneficially owned by Series One is approximately $7,219,780, excluding brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 561,269 Shares beneficially owned by Series Two is approximately $1,490,047, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,339,594 Shares beneficially owned by VSO II is approximately $6,693,038, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 27, 2016, Mr. Singer was elected to the Board with overwhelming stockholder support, receiving approximately 80% of the votes cast at the Annual Meeting.  Mr. Singer interpreted the voting results from the Annual Meeting as a clear and urgent mandate from stockholders to address the Issuer’s underperformance.  In order to fulfill this mandate and discharge his fiduciary duties as a director, at the Annual Meeting, Mr. Singer requested that Board and committee meetings be immediately scheduled.  In response, neither the Chairman of the Board, Jayant Kadambi, nor the Lead Independent Director, Daniel Springer, each of whom are the only persons authorized to call meetings of the Board, would agree to schedule a Board meeting until August 2016.  In a separate conversation with the Chairman of the Nominating and Governance Committee, Adriel Lares, Mr. Singer requested that he be appointed to committees of the Board.  Mr. Lares responded that there was no need for Mr. Singer’s appointment to any committee since in his opinion, he believed each of the committees were well functioning.  Mr. Singer took this response as a clear indictment of the poor governance of the Issuer.  Despite the Issuer’s claims in its press release dated May 27, 2016 that it appreciated the opportunity to engage with stockholders in connection with the Annual Meeting, the Board’s lack of urgency to call a Board or committee meeting and failure to appoint Mr. Singer or Mr. Nader to any committee, suggests that the Board has no regard for stockholder input.

CUSIP NO. 98872B104

Following the certification of the vote for the Annual Meeting, Mr. Singer sent a written request to the Issuer requesting certain information pertinent to the issues facing the Issuer and Board processes, including information on cost rationalization, capital allocation, strategic discussions, and compensation practices.  The information requested was of a nature that should have been readily available to deliver to any director upon request and was requested to allow for Mr. Singer’s active and informed participation on the Board.  When most of the requested information was not timely delivered to Mr. Singer, Mr. Singer sent a second request.  The Issuer’s response to both requests has been woefully inadequate, leaving Mr. Singer with no recourse but to seek legal remedies.

Accordingly, on June 16, 2016, Mr. Singer filed a lawsuit in the Court of Chancery of the State of Delaware against the Issuer, asking that the Court compel the Issuer to provide access to and copies of certain books and records of the Issuer to Mr. Singer, which Mr. Singer seeks in his capacity as a director of the Board.  A copy of the complaint is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. Singer believes the failure of the Board to schedule a Board meeting promptly following the Annual Meeting and its refusal to provide all of the information requested by Mr. Singer to fulfill the stockholder mandate and his fiduciary duties as a director, evidences a Board that has no regard for the will of stockholders.  The Reporting Persons had hoped that following the Annual Meeting, the Board would desire to work constructively with Mr. Singer and Mr. Nader to address the Issuer’s cost structure, misguided capital allocations, questionable compensation practices and corporate governance issues.  Instead, it seems apparent that the Board desires to maintain the status quo to the detriment of all stockholders.  If the Board continues to marginalize Mr. Singer in the Board room, the Reporting Persons will have no choice but to seek a reconstitution of the Board at next year’s annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,698,127 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 6, 2016.

A.	Series One

(a)	As of the close of business on June 15, 2016, Series One beneficially owned 2,591,733 Shares.

Percentage: Approximately 7.5%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,591,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,591,733

(c)	Series One has not entered into any transactions in the Shares during the past sixty days.

B.	Series Two

(a)	As of the close of business on June 15, 2016, Series Two beneficially owned 561,269 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 561,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 561,269

(c)	Series Two has not entered into any transactions in the Shares during the past sixty days.

C.	VSO II

(a)	As of the close of business on June 15, 2016, VSO II beneficially owned 2,339,594 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,339,594
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,339,594

(c)	VSO II has not entered into any transaction in the Shares during the past sixty days.

D.	VIEX GP

(a)	VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,591,733 shares owned by Series One and (ii) 561,269 shares owned by Series Two.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,153,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,153,002

(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 98872B104

E.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,339,594 shares owned by VSO II.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,339,594
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,339,594

(c)	VSO GP II has not entered into any transactions in the Shares during the past sixty days.

F.	VIEX Capital

(a)
VIEX Capital, as the investment manager of Series One, Series Two and VSO II, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One, (ii) 561,269 Shares owned by Series Two and (iii) 2,339,594 owned by VSO II.

Percentage: Approximately 15.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,492,596
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,492,596

(c)	VIEX Capital has not entered into any transactions in the Shares during the past sixty days.

G.	Eric Singer

(a)
Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One, (ii) 561,269 Shares owned by Series Two and (iii) 2,339,594 owned by VSO II.

Percentage: Approximately 15.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,492,596
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,492,596

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 16, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1
Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC and Eric Singer dated June 16, 2016.

99.2	Complaint dated June 16, 2016

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

CUSIP NO. 98872B104

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer